Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

Merger Progress Report

March Toward Merger Approval Goes On

In the midst of the telecom regulatory battles last year, an industry analyst noted that there are fewer regulations governing the transport and storage of nuclear material in the U.S. than there are governing telecommunications. That fact is underscored by the sheer number of approvals required for two of the industry’s major players — SBC and AT&T — to merge. The good news is, less than four months after the announcement, we’ve made significant progress, and we expect to close the merger by the end of the year or early next year. Here’s an update on our progress.

State by state

In order for the combined company to conduct business within their borders, we were required to file applications for approval in 24 states and the District of Columbia.  By mid-May we had completed the process and cleared regulatory hurdles in 10 of those states. (click here for details).

Every state is different, so our process for obtaining approvals had to be customized. For example, the California Public Utilities Commission will hold over a week of hearings with cross-examination of witnesses, as well as seven public hearings, followed by written briefs on the merger. Other states, like New Jersey and Pennsylvania, will conduct a few days of hearings followed by written briefs, and still others will rule after comments and reply comments.

In addition to these 24 states and the District of Columbia, 12 other states required us to notify them of our intent to merge. That process is complete, and we have cleared regulatory hurdles in all 12.

Federal and International

At the federal level, the Federal Communications Commission typically completes its merger review process within 180 days from the issuance of the public notice seeking comments on the application for approval, which in our case began in early March.

Accordingly, we believe that the FCC will approve the merger in early September.

In addition, the Justice Department also conducts a separate review of the merger, and we expect a decision from the department at about the same time as the FCC.

Unlike SBC’s previous mergers, this one also requires the approval of several foreign countries.

Competition filings, similar to our Justice Department filing in the United States, are required in Estonia, Brazil, Germany, Austria, Norway, Mexico and South Africa. Through mid-May, all except Brazil and Mexico had approved the merger.

A regulatory filing similar to our FCC filing is also required in Australia. That process is complete, and Australia has approved the merger.

Work is also under way to secure license transfers in Singapore, Brazil, Israel, Pakistan, Turkey, India and Mexico. And informational letters, similar to the notification letters we sent to certain states, have gone out to Russia, the United Kingdom and Hong Kong.

Keeping track of all of these approval requirements is a huge job, but at SBC it’s being done with discipline and a sense of urgency.

Bookmark the merger intranet site and check back often for our progress toward closing.

Sidebar

Meanwhile …

As work continues to close the AT&T merger, we’re also making progress on SBC Project Lightspeed, our $4 billion capital initiative to build an advanced, IP-based network to deliver IP-based TV, super high-speed broadband and IP voice services by deploying fiber-to-the-neighborhood and fiber-to-the-premises technologies.  We expect the network to reach approximately 18 million households by the first half of 2008 as part of our initial deployment.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this article contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results may differ materially. A discussion of factors that may affect future results is contained in SBC’s filings with the Securities and Exchange Commission. SBC disclaims any obligation to update or revise statements contained in this article based on new information or otherwise.

In connection with the proposed transaction, SBC Communications Inc. (“SBC”) filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283). Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations web site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.  SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement. Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.